



Alchemy Buffalo LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%

Target Raise Amount: $124,000

Offering End Date: February 27, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Alchemy Buffalo LLC

Founded: October 19, 2017

Address: 50 Buffalo Street
                    Hamburg, NY 14075

Industry: Full-Service Restaurants

Employees: 13

Website: https://www.alchemybuffalo.com/

Use of Funds Allocation:

If the maximum raise is met:

$62,000 (50.00%) – of the proceeds will go towards leasehold improvements
$57,350 (46.25%) – of the proceeds will go towards working capital
$4,650 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,600 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$114,202	$251,479	$241,333
Cash & Cash Equivalents	$77,349	$206,304	$190,053
Accounts Receivable	$0	$0	$0
Short-term Debt	$114,202	$31,138	-$17,049
Long-term Debt	$0	$0	$0
Revenue	$380,296	$548,450	$531,145
Cost of Goods Sold	$121,465	$208,589	$167,230
Taxes	$0	$0	$0
Net Income	$32,732	$220,341	$102,040

Recognition:

Alchemy Buffalo LLC's (DBA Alchemy Wine & Beer) co-owners, Anne and Nicole, are level one Sommeliers who travel extensively for both work and pleasure. Both are natives of Western New York and have close ties to Hamburg, New York, the home of Alchemy Wine & Beer.

About:

Alchemy Buffalo LLC (DBA Alchemy Wine & Beer) started out as an idea between Anne and Nicole in the backyard of a New Orleans Wine Bar. Alchemy is focused on affordable, place driven delicious wines, beers and ciders made by families who care a great deal about what it is they're putting in the bottle. Alchemy has over 75+ wines and 50+ beers to choose from. The possibilities are endless.

For more information, contact our Customer Support Team at support@thesmbx.com

